BY FEDERAL EXPRESS AND EDGAR

Ms. Peggy Kim

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

May 21, 2010

Re:	CNX GAS Corporation
Amendment No. 1 to Schedule TO-T/13E-3 filed May 14, 2010
File No. 5-8258

Dear Ms. Kim:

On behalf of our client, CONSOL Energy Inc. (the “Company”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) included in your letter, dated May 20, 2010, regarding Amendment No. 1 to CONSOL’s Tender Offer Statement on Schedule TO and Rule 13E-3 Transaction Statement (the “Schedule TO”) filed on May 14, 2010. In connection with this letter, CONSOL is filing with the U.S. Securities and Exchange Commission (the “Commission”) Amendment No. 2 to the Schedule TO (“Amendment No. 2”), and we have enclosed six courtesy copies of such document. Capitalized terms used but not defined have the meanings specified in the Schedule TO.

For your convenience, the Staff’s comments are set forth in bold, with the responses following each comment.

1.	We note your response to comment four in our letter dated May 7, 2010. Please revise to expand your discussion of the detriments to unaffiliated security holders relating to the transaction to address the following:

•	The rights and protections that the federal securities laws provide to security holders;

•	The substantive disclosure requirements that the federal securities laws, including the Sarbanes Oxley Act of 2002, require of public companies; and

•	The reporting obligations for officers, directors, and principal stockholders of public companies.

Response: In response to the Staff’s comment, the disclosure on page 5 of the Offer to Purchase has been amended. See pages 1 and 2 of Amendment No. 2.

2.

We note your response to comment 11 in our letter dated May 7, 2010, and it appears that the minimum condition may be waived if the board passes another resolution or otherwise acts to remove the restriction. Please revise to include the substance of your response and supplementally confirm your understanding that the offer must remain open for at least five business days if the minimum condition is waived.

Response: In response to the Staff’s comment, the disclosure on page 42 of the Offer to Purchase has been revised. See page 2 of Amendment No. 2. As stated in our previous response, CONSOL is of the view that it is prohibited from waiving the minimum condition by virtue of the public disclosure made in the Schedule TO and in the press release announcing commencement of the offer, each of which state that the minimum condition may not be waived by CONSOL, and through which CONSOL has restricted itself from waiving the minimum condition. CONSOL confirms, however, its understanding that the offer would need to remain open for at least five business days from the waiver of the minimum condition if the minimum condition were to be waived.

3.	We note your response to comment 19 in our letter dated May 7, 2010 and that you intend to fund the tender offer from borrowing under your credit facility. Please revise to include the information required by Item 1007(d) of Regulation M-A and file the loan agreement as an exhibit to the schedule. Refer to Item 1016(b) of Regulation M-A.

Response: In response to the Staff’s comment, the language on page 55 of the Offer to Purchase has been revised and the credit agreement has been filed as an exhibit to the schedule. See pages 3 and 4 of Amendment No. 2.

*    *    *    *

CONSOL Energy Inc. acknowledges that:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the Schedule TO or require any additional information in connection with the filings, please do not hesitate to contact the undersigned at (212) 403-1309.

Very truly yours,

/s/ David A. Katz

Enclosures

cc: P. Jerome Richey